

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 29, 2024

Zachary Hornby
President and Chief Executive Officer
Boundless Bio, Inc.
9880 Campus Point Drive, Suite 120
San Diego, CA 92121

> **Re: Boundless Bio, Inc.**
> **Amendment No. 2 to Draft Registration Statement on Form S-1**
> **Submitted January 23, 2024**
> **CIK No. 0001782303**

Dear Zachary Hornby:

We have reviewed your amended draft registration statement and have the following comment.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form S-1

Prospectus Summary
Our Pipeline and Platform, page 3

1. Please revise your pipeline table here and elsewhere in the registration statement so that it contains no more than two preclinical columns that show a progress bar.

Please contact Ibolya Ignat at 202-551-3636 or Vanessa Robertson at 202-551-3649 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Crawford at 202-551-7767 or Alan Campbell at 202-551-4224 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Matthew Bush, Esq.